

FORWARD | VIEW ONLINE

Important Notice



We're writing to let you know that the proxy voting process—to prepare our firm to partner with Affiliated Managers Group (AMG) and to expand our board of independent trustees—is well underway at Parnassus. We hope you've received communications from us previously on this matter.

Here's a link to the press release, if you missed it.

For Fund Shareholders

As part of this effort, we are making phone calls to investors to help you cast your vote. We're aware that calls can cause concern in this age of cybersecurity, but please rest assured that these are just reminder calls, and we won't be asking for any personal information. They are just friendly reminders to vote!

How to Vote

You should have received a proxy card in the mail, or an e-delivery email, so that you can easily vote your shares. To vote, please follow the instructions on the communication you received. You will need either your e-delivery email or your proxy card to cast your vote. Unless you are returning your proxy card or responding directly to an email, you will need your "control number" which was included in your proxy mailing.

If your proxy card has been misplaced, don't worry! We'll send a follow-up communication to shareholders who have not yet cast their vote as the meeting approaches.

If you have questions about the special meeting or about how to cast your vote, please call 1-888-541-9895 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. and Saturday 10 a.m. to 6 p.m. Eastern time.

For Financial Advisors

We want you to know that your clients who hold Parnassus mutual funds may receive phone calls to gather feedback and achieve a voting quorum. We would appreciate your help in encouraging your clients to vote their shares. Once a client has voted, they will be removed from future phone and mailing distribution lists.

Thank You

We thank you all for helping us conclude this matter. Each shareholder's voice and vote are important. We believe this new partnership with AMG and the proposed additions to the fund board to increase oversight will benefit Parnassus Funds investors for years to come. We're excited about starting this new chapter with you. Please vote no later than August 29!

Thank you kindly.

Joe Sinha
Chief Marketing Officer
Parnassus Investments

Fund Performance | Dividends & Distributions | Fund Commentaries | Fund Fact Sheets | Contact Us



Principles *and* Performance® Since 1984

Parnassus Investments is a pioneer in responsible investments. We search for high-quality businesses with increasingly relevant products or services, sustainable competitive advantages and quality management teams for our high conviction portfolios. Every investment must meet rigorous fundamental and environmental, social and governance (ESG) criteria.

---

1 Market Street, Suite 1600, San Francisco, CA 94105-1467

Manage Email Preferences: This email was sent to aida.diaz@parnassus.com because you have opted-in to receive these types of notifications electronically or you are an advisor who is a client of Parnassus Investments. If you would like to modify the types of emails you receive or unsubscribe from all emails you can do so on your preferences page.

If you are not on our institutional email list and would like to join, you can do so here.

Note: If you choose to unsubscribe, this action will preclude you from receiving ANY email communications from Parnassus Investments, including fund updates.

Before investing, an investor should carefully consider the investment objectives, risks, charges and expenses of a fund and should carefully read the prospectus or summary prospectus, which contains this and other information about the fund and can be found in the Forms and Documents section of our website. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original principal cost, and you could lose money.

Risks: Investing involves risks, including the possible loss of principal. There are no assurances the Fund's investment objectives and ESG strategies will be successful.

The Parnassus Funds are distributed by Parnassus Funds Distributor, LLC.